UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2026
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha’arba’a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

RedHill Biopharma Ltd. (the “Company”) announced today that it has regained the ex-North America rights to RHB-102 through a mutual agreement with Hyloris Pharmaceuticals SA (“Hyloris”) for the termination of the License & Development Agreement relating to the exclusive rights to RHB-102 across all indications and territories outside of North America (the “License Agreement”).

Under the parties’ mutual agreement, the License Agreement, dated February 24, 2025, has been effectively terminated on October 15, 2026, and Hyloris agreed to pay the Company a one-time break-up fee in the amount of $200,000. The termination of the License Agreement returns to RedHill all ex-North America rights to RHB-102, a once-daily, proprietary, bimodal extended-release oral tablet formulation of ondansetron, a 5-HT3 antagonist. With full worldwide rights to RHB-102, the Company continues its late-stage development for oncology support and GI indications, including GLP-1/GIP-associated GI intolerance, and proceeds with exploring potential partnerships.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327), on March 25, 2025 (File No. 333-286082) and on January 22, 2026 (File No. 333-292879), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), October 13, 2023 (File No. 333-274957), as amended, on August 9, 2024 (File No. 333-281417) and on July 2, 2026 (File No. 333-297223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: October 21, 2026	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer